Securities and Exchange Commission

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month ended March 31, 2005

Olicom A/S

(Translation of registrant’s name into English)

Kongevejen 239
DK-2830 Virum
Denmark
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑                    Form 40-F ☐

[Indicate by check mark whether the registrant by finishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 13g3-2(b): Not Applicable

Olicom A/S
Form 6-K

Item 1. Financial Information

     See Parent Company Statement of Income of Olicom A/S (the “Company”) for the fiscal years ended December 31, 2004 and 2003, Parent Company Balance Sheets at December 31, 2004 and 2003, and Parent Company Statement of Equity at December 31, 2004, attached to the Press Release annexed hereto as Exhibit 99.1.

     A change in the interpretation of the Danish Company Accounts Act has resulted in venture investment companies now being considered to be obligated to prepare group financial statements in which the financial statements of portfolio companies, which also qualify as being subsidiaries, are consolidated, even though shareholdings in such companies are held only for the purpose of a later sale. As a result of the foregoing, the Company is required to prepare group financial statements in which the financial statements for Interactive Television Entertainment ApS are consolidated with those of the Company. Accordingly, the Group Statement of Income for the fiscal years ended December 31, 2004 and 2003, the Group Balance Sheets at December 31, 2004 and 2003, and the Group Statement of Equity at December 31, 2004, are attached to the Press Release annexed hereto as Exhibit 99.1.

     The financial statements contained in Exhibit 99.1 include translations of Danish kroner (DKK) into US dollar amounts, applying one year-end rate of DKK 5.4676 per US $1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

     All financial data should be read in conjunction with the audited consolidated financial statements and notes thereto included in the 2004 Group and Parent Company Financial Statements of the Company.

     Except for historical information contained herein, the matters discussed in the attached Press Release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and Form 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Item 2. Exhibits

     Exhibit 99.1     Press Release issued by the Company on March 22, 2005.

Signatures

The registrant certifies that it meets all of the requirements for filing and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized.

Olicom A/S
Date: March 23, 2005	By:	/s/ Boje Rinhart
Boje Rinhart
Chief Executive Officer